                                                   EXHIBIT (a)(4)

FOR IMMEDIATE RELEASE


Shareholder Contact:
1-800-219-4218

Media Contact Only:
Duff Ferguson
212-969-1056

                 THE SOUTHERN AFRICA FUND, INC.
              ANNOUNCES EXPIRATION OF TENDER OFFER
                    AND PRELIMINARY RESULTS

NEW YORK, NY June 17, 1999 - The Southern Africa Fund, Inc. (NYSE:SOA) (the "Fund") announced today that its tender offer for 1,201,420 of its issued and outstanding shares of common stock representing 20% of the Fund's outstanding shares expired yesterday at 12:00 Midnight Eastern Time. Shares tendered may be withdrawn at any time prior to 5:00 P.M. Eastern Time on June 18, 1999.

Based upon current information, approximately 3,842,051 shares were tendered, of which approximately 112,950 shares were tendered pursuant to notices of guaranteed delivery. Based on this preliminary information, the proration for each tendering stockholder is estimated to be 31% of the shares properly tendered. These numbers are subject to adjustment and should not be regarded as final. The actual number of shares to be purchased and the final proration percentage will be announced at a later date. Management of the Fund anticipates acceptance and payment on June 24, 1999 of 1,201,420 shares properly tendered. The purchase rice of properly tendered shares is the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange today.

The Fund is a non-diversified, closed-end U.S. registered management investment company managed by Alliance Capital
Management L.P. As of June 16, 1999, the Fund's total net assets were approximately $85.9 million.

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